EXHIBIT 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2009

The following Management’s Discussion and Analysis (MD&A) provides a review of the financial condition and results of operations of Consolidated Mercantile Incorporated (“the Company”) for the three months ended March 31, 2009.  This MD&A should be read in conjunction with the Company’s March 31, 2009 unaudited interim consolidated financial statements included elsewhere herein.

In this document and in the Company’s unaudited interim consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, both in the unaudited interim consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management’s Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company.  Forward-looking statements typically involve words or phrases such as “believes”, “expects”, “anticipates”, “intends”, “foresees”, “estimates” or similar expressions.  Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company’s reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

THE COMPANY

The business objective of the Company is to create and maximize shareholder value through internal growth of investments and acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with the potential for sales of complementary products.  The Company’s strategy is to assist operating units in taking advantage of their strengths by investment in and by the provision of management and merchant banking services, with the objective of creating added value to the Company and its shareholders.

During 2007, Management of the Company spent considerable time and effort in assisting Polyair Inter Pack Inc. (“Polyair”) and Distinctive Designs Furniture Inc. (“Distinctive”), the Company’s previously owned investment interests, in restructuring their operations and enhancing their ability to be more competitive in their respective industries. These efforts provided the Company with the opportunity to maximize shareholder value, culminating in the December 2007 sale of both units.  With these divestiture transactions completed the Company has the financial and management resources to seek out new long-term strategic acquisitions with the potential for future growth.  In the interim, the Company’s working capital is held in a combination of cash and liquid marketable securities with risk-adjusted returns.

The Company recently announced that its directors have approved a business combination by way of a proposed amalgamation with Genterra Inc., a company whose shares are traded on the TSX Venture Exchange. The transaction is subject to the approval of shareholders of both companies and the approval of the regulatory authorities. The combined company will benefit from the synergies resulting from a larger corporation with larger and more varied assets, a larger equity and income base and greater opportunities, which will help facilitate the financing of future growth and expansion.  The combined entity will allow for the businesses of both companies to operate on a more expeditious and cost effective basis.

RESULTS OF OPERATIONS

The following table sets forth items derived from the unaudited interim consolidated statements of operations for each of the eight most recently completed quarters:

(In thousands of dollars, except per share amounts)

	2009		2008			2007
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter

Revenue	$121	$(491)	$(307)	$180	$(66)	$135	$(228)	$238

Earnings (loss) from continuing operations	(29)	338	(68)	(40)	117	4,313	(418)	(197)

Loss from discontinued operations	-	-	-	-	-	(402)	(353)	(256)

Net earnings (loss)	(29)	338	(68)	(40)	117	3,911	(771)	(453)
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.01)	$0.07	$(0.01)	$(0.01)	$0.02	$0.85	$(0.08)	$(0.04)
Loss per share From discontinued operations
Basic and diluted	$0.00	$0.00	$0.00	$0.00	$0.00	$(0.08)	$(0.07)	$(0.05)
Earnings (loss) per share
Basic and diluted	$(0.01)	$0.07	$(0.01)	$(0.01)	$0.02	$0.77	$(0.15)	$(0.09)

General

The following table sets forth items derived from the unaudited interim consolidated statements of operations for the three-month periods ended March 31, 2009 and 2008:

(In thousands of dollars)	Three Months Ended March 31
	2009	2008
Investment revenue (loss)	$121	(66)
Expenses	(153)	184
Earnings on equity items	3	1
Earnings (loss) before income taxes	(29)	119
Income taxes	-	(2)
Net earnings (loss)	$(29)	$117

Review of First Quarter Results March 31, 2009 and 2008

Revenue. Investment revenue amounted to $121,115 for the first quarter of 2009 compared to an investment loss of $66,043 for the comparable 2008 period.  The increase was due to the improved results achieved from the Company’s investment portfolio.

Administrative and General Expenses.  Administrative and general expenses include fees for management and administrative services, legal and audit fees, and public company shareholder costs.  Administrative and general expenses for the three months ended March 31, 2009 and 2008 were $135,382 and $124,941 respectively.

Gain on Foreign Exchange. Gain on foreign exchange for the three months ended March 31, 2009 and 2008 were $1,364 and $ 308,476 respectively.  During the period under review, the Company held minimal funds denominated in United States dollars.  The gain for the 2008 comparable period resulted from the effect of the strengthening of the United States Dollar on the Company’s U.S. dollar holdings on hand at that time.

Other expenses. Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on January 15, 2009.  The first instalment was received in April 2009.  This note is only due and payable in any given year if Distinctive continues its business.  Over the past number of years Distinctive incurred substantial operating losses. Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes a reserve is appropriate. As a result, the Company has reserved $19,000 against the accretion interest on this discounted note for the three months ended March 31, 2009.

Equity Earnings.  Equity in earnings of significantly influenced company was $2,955 for the first quarter of 2009 as compared to equity earnings of $1,488 for the comparable 2008 period.

Income Tax Provision. The effective tax rate for the three months ended March 31, 2009 and 2008 was (1.7%) and 1.3% respectively. The difference between the Company’s statutory tax rate and its effective tax rate is primarily attributable to the permanent differences associated with the tax treatment of capital gain transactions and the valuation allowance provided against certain future tax benefits.

Net Earnings (loss).  Net loss for the first quarter of 2009 was $29,448 as compared to net earnings of $117,363 in the comparable 2008 period.  The 2008 quarterly earnings was impacted by the poor performance of the equity markets and the foreign exchange gain resulting from the strengthening of the U.S. Dollar.

Inflation. Inflation has not had a material impact on the results of the Company’s operations in its last quarter and is not anticipated to materially impact on the Company’s operations during its current fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal sources of liquidity are cash on hand, short-term investments and cash flow from operations.

The Company's working capital amounted to $16.2 million at March 31, 2009 compared to $16.3 million at December 31, 2008.  The ratio of current assets to current liabilities was 17.2:1 at March 31, 2009 and 17.9:1 at December 31, 2008.

During the three months ended March 31, 2009 the Company’s cash position increased by approximately $680,000 to $14.9 million from $14.2 million at December 31, 2008.  The net increase was due to the following:

-	Operating Activities increased cash by $9,008. This was a result of $67,982 in cash generated from operations, offset by $58,974 of cash used for changes in non-cash components of work capital;

-	Investing Activities increased cash by $670,571 as a result of the decrease in the Company’s short-term investments

The Company’s ongoing expected costs include administrative expenses, fees for management and administrative services provided to the Company, legal and audit fees and public company shareholder costs.  The Company expects to generate the revenue required in order to service these expenditures from interest and investment income.

RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.  These transactions are in the normal course of business and are summarized as follows:

The Company paid to Forum Financial Corporation (“Forum”) an agreed upon fee of $60,000 for administrative, management and consulting services rendered for the three months ended March 31, 2009. These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to the Company’s and its subsidiary’s various investment interests. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

SHARE DATA

The following table sets forth the Outstanding Share Data for the Company as at May 12, 2009:

	Authorized	Issued

Preference Shares, issuable in series	Unlimited
Class A Preference shares $0.04 non-cumulative, non-voting, non-participating, $0.44 redeemable	Unlimited	315,544

Common Shares	Unlimited	5,076,407

RISKS AND UNCERTAINTIES

The Company is subject to a number of broad risks and uncertainties including general economic conditions.  In addition to these broad business risks, the Company has specific risks that it faces, the most significant of which are detailed below.

Credit Risk.  Cash and cash equivalents are maintained with several financial institutions.  Deposits held with banks may exceed the amount of insurance provided on such deposits.  Generally these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

Currency Risk.  Currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results.  The Company currently holds minimal funds denominated in United States dollars.  The value of this currency fluctuates due to changes in the exchange rate, which is beyond the control of the Company.  In the event that the Canadian dollar was to appreciate in value against the United States dollar this would have a nominal negative financial impact on the Company and therefore the currency risk is minimal.

Interest Rate Risk.  Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market rates.  The Company has not used derivative financial instruments to alter the exposure to interest rate risk.

The primary objective of our investment activities is to preserve capital while at the same time maximizing the income we receive from our investments without significantly increasing risk.  Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate.  For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment could decline.  We currently maintain an investment portfolio consisting of short-term deposits, Canadian treasury bills and equity investments.  Due to the relative short-term nature of these investments, we believe that we have no material exposure to interest rate risk arising from our investments.

Other Price Risk.  Other price risk is the risk that the market value or future cash flows of financial instruments will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk). The Company moderates this risk through a careful selection and diversification of securities and other financial instruments within the limits of the Company’s objectives and strategy.  Price fluctuations of the global equity markets could impact the performance of the Company’s short-term investments.
The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company’s operations and profitability.  They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.

OUTLOOK

With the divestiture of Polyair and Distinctive completed, the Company has the financial and management resources to seek out new long-term strategic acquisitions with the potential for future growth.   In the interim, the Company’s working capital is held in a combination of cash and liquid marketable securities with risk-adjusted returns.

The Company recently announced that its directors have approved a business combination by way of a proposed amalgamation with Genterra Inc., a company whose shares are traded on the TSX Venture Exchange.  The transaction is subject to the approval of the shareholders of both companies and the approval of the regulatory authorities.  The combined company will benefit from the synergies resulting from a larger corporation with larger and more varied assets, a larger equity and income base and greater opportunities, which will help facilitate the financing of future growth and expansion.  The combined entity will allow for the businesses of both companies to operate on a more expeditious and cost effective basis.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in Canada.  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.  Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances.
The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources.  Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policy is critical to its business operations and the understanding of results of operations:

Future Income Taxes – The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities.  Consistent with this policy the Company recognizes future tax assets net of a valuation allowance, taking into account whether it is more likely than not that the recognized future tax assets will be realized.  Changes in future profitability of the Company may impact the realization of these future tax assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2008, the CICA issued amendments to Handbook Section 1000, “Financial Statement Concepts” to clarify the criteria for recognition of an asset and the timing of expense recognition.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company applied the amendments to Handbook Section 1000 commencing January 1, 2009.  The implementation of the amendments to Handbook Section 1000 does not have any impact on the Company’s results of operations, financial position and disclosures as these amendments are clarifications on the application of Handbook Section 1000.

In February 2008, the CICA issued a new accounting standard, Handbook Section 3064, concerning goodwill and intangible assets. The new section replaces the existing guidance on goodwill and other intangible assets and research and development costs.  The new section provides additional guidance on measuring the cost of goodwill and intangible assets. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The implementation of this new standard does not have any impact on the Company’s results of operations, financial position and disclosures.

The Emerging Issues Committee (“EIC”) issued a new abstract on January 20, 2009, concerning the measurement of financial assets and financial liabilities (“EIC-173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”) (the “Abstract”).  The Abstract was issued to consider the diversity in practice as to whether an entity’s own credit risk and the credit risk of the counter-party are taken into account in determining the fair value of financial instruments.  The Committee reached a consensus that these risks should be taken into account in the measurement of financial assets and financial liabilities.  The Abstract is effective for all financial assets and financial liabilities measured at fair value in interim and annual financial statements issued for periods ending on or after the date of issuance of the Abstract with retrospective application without restatement of prior periods. The Company applied the new Abstract at the beginning of its current fiscal year.  The implementation does not have a significant impact on the Company’s results of operations, financial position and disclosures.

In January 2009, the CICA issued new accounting standards, Handbook Section 1582 “Business Combinations”, Handbook Section 1602 “Non-Controlling Interests”, and Handbook Section 1601 “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”.  The new standards replace the existing guidance on business combinations and consolidated financial statements.  The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.  The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards.  Section 1602 should be applied retrospectively except for certain items. The Company is currently assessing the impact these new standards may have on its results of operations, financial position and disclosures.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Canadian Accounting Standards Board (“AcSB”) confirmed that the adoption of IFRS would be effective for the interim and annual periods beginning on or after January 1, 2011 for Canadian publicly accountable profit-oriented enterprises.  IFRS will replace Canada’s current GAAP for these enterprises.  Comparative IFRS information for the previous fiscal year will also have to be reported.  These new standards will be effective for the Company in the first quarter of fiscal 2011.

We are currently in the process of evaluating the potential impact of IFRS to our consolidated financial statements. This will be an ongoing process as new standards and recommendations are issued by the International Accounting Standards Board and the AcSB.  The Company continues its work on the initial planning and assessment stage of the changes to IFRS. This includes the impact IFRS will have on accounting policies, choices among policies permitted, internal control over financial reporting, disclosure and control procedures and training requirements.  The financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

The Canadian Securities Administrators issued Staff Notice 52-321, Early Adoption of International Financial Reporting Standards, which provides issuers with the option to early adopt IFRS effective January 1, 2009. It is not our intention to early adopt these standards.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form, audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States.  For further information shareholders may also contact the Company by email at info@consolidatedmercantile.com

GENERAL

Except where otherwise indicated, information contained herein is given as of May 12, 2009.